

AFFIRMATION

I, Joel Magerman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bryant Park Capital Securities, Inc. for the year ended December 31, 2107, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer

Signature

General Securities Principal

Title

Commonwealth of Pennsylvania
Montgomery County

Subscribed and sworn

to before me Teresa Parris

on February 13th, 2018

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Teresa Parris, Notary Public
Conshohocken Boro, Montgomery County
My Commission Expires April 16, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38238

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRYANT PARK CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 16th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - *if individual, state last, first, middle name)*

529 Fifth Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BRYANT PARK CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2017
CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Bryant Park Capital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (a wholly-owned subsidiary of Bryant Park Capital LLC) as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bryant Park Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Bryant Park Capital Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bryant Park Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Bryant Park Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bryant Park Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We are uncertain as to the year our predecessor firm began serving consecutively as the auditor of Bryant Park Capital Securities, Inc.'s financial statements; however, we estimate that our predecessor firm has been Bryant Park Capital Securities, Inc.'s auditor consecutively since at least 1993.

New York, New York
February 13, 2018

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	22,292
Prepaid expenses		13,467
TOTAL ASSETS	$	35,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	592
Total liabilities		592
Stockholder's equity:		
Common stock, no par value, 15,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		166,681
Accumulated deficit		(141,514)
Total stockholder's equity		35,167
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	35,759

See accompanying notes to financial statements.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Interest income	$	12
Total revenues		12
Expenses:		
Regulatory fees		32,679
Rent		65,256
Accounting fees		16,270
Other expenses		28,507
Total expenses		142,712
NET LOSS	$	(142,700)

See accompanying notes to financial statements.

4

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance - beginning	$ 10,000	$ 153,710	$ 1,186	$ 164,896
Net loss	-	-	(142,700)	(142,700)
Capital contributions	-	62,971	-	62,971
Capital withdrawals	-	(50,000)	-	(50,000)
BALANCE - ENDING	$ 10,000	$ 166,681	$ (141,514)	$ 35,167

See accompanying notes to financial statements.

5

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net loss	$	(142,700)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses		(13,467)
Accounts payable		(12,596)
Net cash used in operating activities		(168,763)
Cash flows from financing activities:		
Capital contributions		62,971
Capital withdrawals		(50,000)
Net cash provided by financing activities		12,971
Net decrease in cash and cash equivalents		(155,792)
Cash and cash equivalents - beginning of year		178,084
CASH AND CASH EQUIVALENTS - END OF YEAR	$	22,292

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of Bryant Park Capital LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company recognizes revenue from its investment banking and other business activities only when all revenue recognition criteria have been met including mutual acceptance that the contract services have been performed, and payment is reasonably assured.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and money market accounts.

Income Taxes
The Company has elected to be a Qualified Subchapter S Subsidiary ("QSSS") of the Parent. As a QSSS, all items of taxable income, deductions, and tax credits are passed through to and are reported by the owners of the Parent on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

For the year ended December 31, 2017, the Company did not incur any interest and penalties from taxing authorities for returns filed in prior years.

The following are the major tax jurisdictions for the Company: federal, New York State, New York City and Pennsylvania. Generally, tax years 2014 to present are open for examination by federal, state and local tax authorities.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The update applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in FASB Accounting Standards Codification ("ASC") 605, *Revenue Recognition*, and most industry-specific guidance. The core principal of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 and has concluded that the implementation will not have a material effect on its revenue recognition methodology, as the Company currently does not recognize revenue until a transaction closes, thereby completing its performance obligation under the contract. For contracts which provide for monthly fees, the Company recognizes revenue as the services are provided, satisfying its performance obligation on a monthly basis. The Company will adopt this ASU in January 2018 using the modified retrospective approach.

NOTE 3. **REGULATORY REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017, the Company had net capital of approximately $21,700, which was approximately $16,700 in excess of the required minimum net capital of $5,000. In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

NOTE 4. **RELATED-PARTY TRANSACTIONS**

In August 2017, the Parent and Company entered into a new service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $96,000 in administrative expenses under the new agreement during the year ended December 31, 2017. The Parent has forgiven $40,000 in allocable expenses in 2017, which the Company has treated as additional paid-in capital.

NOTE 4.   <u>RELATED-PARTY TRANSACTIONS (CONTINUED)</u>

As of December 31, 2017, the Company owed the Parent $592 as recorded in the accompanying statement of financial condition as accounts payable.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were received or distributed to the Parent during 2017.

NOTE 5.   <u>SUBSEQUENT EVENTS</u>

Management has evaluated the activity of the Company through the date these financial statements were issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	35,167
Deductions:		
Non-allowable assets - prepaid expenses		(13,467)
Net capital, as computed		21,700
Minimum net capital		(5,000)
Excess net capital	$	16,700

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	592
Total aggregate indebtedness	$	592

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		3%

The above computation of net capital does not materially differ from the Company's unaudited computation as of December 31, 2017, filed on Form X-17A-5 Part IIA.

See report of independent registered public accounting firm.

10

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
SCHEDULE II
OTHER INFORMATION
DECEMBER 31, 2017

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claimed an exemption from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) under the Securities and Exchange Act of 1934.

See report of independent registered public accounting firm.





CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Bryant Park Capital Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Bryant Park Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bryant Park Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Bryant Park Capital Securities, Inc. stated that Bryant Park Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bryant Park Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryant Park Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 13, 2018

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

12

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
RULE 15C3-3 EXEMPTION REPORT
DECEMBER 31, 2017

Bryant Park Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bryant Park Capital Securities, Inc.

I, Joel Magerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: General Securities Principal

February 13, 2018

See report of independent registered public accounting firm.